UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

SPECTRA ENERGY PARTNERS, LP

(Name of Issuer)

Common Units Representing Limited Partner Interests

(Title of Class of Securities)

84756N109

(CUSIP Number)

Tyler W. Robinson

Enbridge Inc.

200, 425 – 1st Street S.W.

Calgary, Alberta T2P 3L8

Canada

(403) 231-3900

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 27, 2017

(Date of Event which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box:  ☐

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended, (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Corp (“Spectra Energy”) 20-5413139
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 236,792,888†
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 236,792,888†
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,792,888†
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 75.1%†
14.	Type of Reporting Person (See Instructions) CO

†	The number and percentage of common units representing limited partner interests (“Common Units”) of Spectra Energy Partners, LP (the “Issuer”) reported as beneficially owned by Spectra Energy in this Schedule 13D consists of the following: 171,570,734 Common Units owned by SE Transmission; 8,701,329 Common Units owned by SESSH; and 56,520,825 Common Units owned by SEP GP. Each of SE Transmission, SESSH and SEP GP is an indirect, wholly owned subsidiary of Spectra Energy.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Capital, LLC (“SE Capital”) 51-0282142
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 236,792,888††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 236,792,888††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,792,888††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 75.1%††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††	SE Capital is wholly owned by Spectra Energy and each of SE Transmission, SESSH and SEP GP is an indirect, wholly owned subsidiary of SE Capital. Therefore, SE Capital may be deemed to be the beneficial owner of 236,792,888 Common Units owned by SE Transmission, SESSH and SEP GP.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Transmission, LLC (“SE Transmission”) 76-0687370
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 236,792,888†††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 236,792,888†††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,792,888†††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 75.1%†††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††	SE Transmission is wholly owned by SE Capital and indirectly wholly owned by Spectra Energy. The sole member of SESSH is SE Transmission. The sole holder of limited partnership interests in SEP GP is SE Transmission and the sole holder of general partnership interests in SEP GP is SEP GP LLC. The sole member of SEP GP LLC is SE Transmission.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Southeast Supply Header, LLC (“SESSH”) 20-5248997
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 8,701,329††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 8,701,329††††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,701,329††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 2.8%††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

††††	SESSH is wholly owned by SE Transmission and indirectly wholly owned by Spectra Energy and SE Capital.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners GP, LLC (“SEP GP LLC”) 41-2232447
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) †††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 56,520,825†††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 56,520,825†††††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,520,825†††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%†††††
14.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

†††††	SEP GP LLC is wholly owned by SE Transmission, and indirectly wholly owned by Spectra Energy and SE Capital. As the General Partner of SEP GP, SEP GP LLC may be deemed to be the beneficial owner of 56,520,825 Common Units owned by SEP GP.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Spectra Energy Partners (DE) GP, LP (“SEP GP”) 41-2232456
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ††††††
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 56,520,825††††††
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 56,520,825††††††
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 56,520,825††††††
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 17.9%††††††
14.	Type of Reporting Person (See Instructions) PN (Limited Partnership)

††††††	SEP GP is 99% owned by SE Transmission, 1% owned by Spectra Energy Partners GP, LLC (the General Partner of SEP GP), and indirectly wholly owned by Spectra Energy and SE Capital.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge (U.S.) Inc. (“EUSI”) 41-1824246
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) *
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 236,792,888*
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 236,792,888*
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,792,888*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) *
14.	Type of Reporting Person (See Instructions) CO

*	Spectra Energy is wholly owned by EUSI. Therefore, EUSI may be deemed to be the beneficial owner of 236,792,888 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge US Holdings Inc. (“EUSHI”) Not applicable.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) **
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 236,792,888**
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 236,792,888**
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,792,888**
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) **
14.	Type of Reporting Person (See Instructions) CO

**	EUSI is wholly owned by EUSHI. Therefore, Spectra Energy is indirectly wholly owned by EUSHI and EUSHI may be deemed to be the beneficial owner of 236,792,888 Common Units that may be deemed to be beneficially owned by Spectra Energy.

Schedule 13D

CUSIP No. 84756N109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only) Enbridge Inc. (“Enbridge”) 98-0377957
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) ***
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Canada
Number of Shares Beneficially Owned By Each Reporting Person With	7.	Sole Voting Power None
	8.	Shared Voting Power 236,792,888***
	9.	Sole Dispositive Power None
	10.	Shared Dispositive Power 236,792,888***
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 236,792,888***
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) ***
14.	Type of Reporting Person (See Instructions) CO

***	EUSHI is wholly owned by Enbridge. Therefore, Spectra Energy is indirectly wholly owned by Enbridge and Enbridge may be deemed to be the beneficial owner of 236,792,888 Common Units that may be deemed owned to be beneficially owned by Spectra Energy.

Item 1. Security and Issuer

This Schedule 13D is being filed with respect to the common units representing limited partner interests (“Common Units”) of Spectra Energy Partners, LP, a Delaware limited partnership (the “Issuer”). The address of the principal executive offices of the Issuer is 5400 Westheimer Court, Houston, Texas 77056.

Item 2. Identity and Background

This Schedule 13D is filed jointly pursuant to Rule 13d-1(k)(1), pursuant to a joint filing statement (filed herewith), by:

•	Enbridge Inc., a Canadian corporation (“Enbridge”);

•	Enbridge US Holdings Inc., a Canadian corporation (“EUSHI”);

•	Enbridge (U.S.) Inc., a Delaware corporation (“EUSI”);

•	Spectra Energy Corp, a Delaware corporation (“Spectra Energy”);

•	Spectra Energy Capital, LLC, a Delaware limited liability company (“SE Capital”);

•	Spectra Energy Transmission, LLC, a Delaware limited liability company (“SE Transmission”);

•	Spectra Energy Partners GP, LLC, a Delaware limited liability company (“SEP GP LLC” or the “General Partner”);

•	Spectra Energy Partners (DE) GP, LP, a Delaware limited partnership (“SEP GP”); and

•	Spectra Energy Southeast Supply Header, LLC, a Delaware limited liability company (“SESSH”, and collectively with Enbridge, EUSHI, EUSI, Spectra Energy, SE Capital, SE Transmission, SEP GP LLC and SEP GP, the “Reporting Persons”).

All disclosures herein with respect to any Reporting Person are made only by such Reporting Person. Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

The address of the principal offices of each of Enbridge and EUSHI is 200, 425 – 1st Street S.W., Calgary, Alberta, Canada T2P 3L8. The address of the principal office of EUSI is 1100 Louisiana St., Houston, Texas 77002. The address of the principal offices of the other Reporting Persons is 5400 Westheimer Court, Houston, Texas 77056.

Enbridge is an energy transportation, distribution and related services provider. Enbridge’s activities are carried out through five business segments: Liquids Pipelines; Gas Distribution; Gas Pipelines and Processing; Green Power and Transmission; and Energy Services. Liquids Pipelines consists of common carrier and contract crude oil, natural gas liquids and refined products pipelines and terminals in Canada and the United States. Gas Distribution consists of Enbridge’s natural gas utility operations. Gas Pipelines and Processing consists of investments in natural gas pipelines and gathering and processing facilities. Green Power and Transmission consists of Enbridge’s investments in renewable energy assets and transmission facilities. The energy services businesses in Canada and the United States undertake physical commodity marketing activity and logistical services, oversee refinery supply services and manage Enbridge’s volume commitments on Alliance Pipeline, Vector and other pipeline systems.

EUSHI is a holding company and a wholly owned subsidiary of Enbridge.

EUSI is a holding company and a wholly owned subsidiary of EUSHI.

Spectra Energy is an energy transportation, distribution and related services provider and a wholly owned subsidiary of EUSI. The information contained in Item 3 is incorporated into this Item 2 by reference.

SE Capital is a management/holding company and a wholly owned subsidiary of Spectra Energy.

SE Transmission is a holding company and a wholly owned subsidiary of SE Capital.

SESSH is a holding company/operator of Southeast Supply Header, LLC and a wholly owned subsidiary of SE Transmission.

SEP GP LLC is the general partner of SEP GP, which is the general partner of the Issuer. SE Transmission is the sole member of SEP GP LLC.

SEP GP is the general partner of the Issuer. The principal business of SEP GP is to act in such purpose and acquire, hold and dispose of Common Units and related rights in the Issuer in connection therewith.

Information relating to the directors and executive officers of the Reporting Persons is contained in Schedule 1 attached hereto and is incorporated herein by reference.

During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the last five years, none of the Reporting Persons or, to the undersigned’s knowledge, any of the persons listed on Schedule 1 hereto has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration

On September 5, 2016, Spectra Energy entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Enbridge and Sand Merger Sub, Inc., a Delaware corporation and a direct wholly owned subsidiary of Enbridge (“Merger Sub”).

On February 27, 2017, upon the terms and subject to the conditions set forth in the Merger Agreement and in accordance with the applicable provisions of the Delaware General Corporation Law, Merger Sub merged with and into Spectra Energy (the “Merger”). At the effective time of the Merger (the “Effective Time”), the separate corporate existence of Merger Sub ceased, and Spectra Energy continued its existence under Delaware law as the surviving corporation in the Merger and a direct wholly owned subsidiary of Enbridge. As a result of the Merger, each outstanding share of common stock of Spectra Energy, par value $0.001 (other than shares owned directly by Spectra Energy, Enbridge or Merger Sub), was automatically converted into, and became exchangeable for, 0.984 of a validly issued, fully paid and non-assessable Enbridge common share.

Following the Effective Time, each outstanding share of common stock of Spectra Energy was transferred by Enbridge to EUSHI, a wholly owned subsidiary of Enbridge, and then in turn transferred by EUSHI to EUSI, a wholly owned subsidiary of EUSHI. Accordingly, Spectra Energy is a wholly owned indirect subsidiary of Enbridge.

As a result of the Merger and Spectra Energy becoming a wholly owned indirect subsidiary of Enbridge, Enbridge, through its indirect ownership of SE Transmission, controls SEP GP LLC (the General Partner), the general partner of SEP GP, which is the general partner of the Issuer. Accordingly, Enbridge has the ability to appoint all of the directors of the Board of Directors of the General Partner. SEP GP has neither a board of directors nor officers, and acts solely through its general partner, the General Partner.

In connection with the Merger, at the Effective Time, Dorothy M. Ables, Julie A. Dill, Gregory L. Ebel and Fred J. Fowler voluntarily resigned as directors of the General Partner. Following the Effective Time, William T. Yardley, Nora Mead Brownell, and JD Woodward, III continued to serve as directors of the General Partner; Mr. Yardley assumed the role of Chairman and President of the General Partner; and Michael G. Morris, Laura Buss Sayavedra, John K. Whelen and Vern D. Yu were appointed to the Board of Directors of the General Partner.

In connection with the Merger, at the Effective Time, the following officers of the General Partner voluntarily resigned from their respective roles with the General Partner: Gregory L. Ebel resigned from his role as President and Chief Executive Officer; J. Patrick Reddy resigned from his role as Chief Financial Officer; and Reginald D. Hedgebeth resigned from his role as General Counsel. Following the Effective Time, the following individuals were appointed as officers of the General Partner: Laura Buss Sayavedra was appointed Vice President of Sponsored Vehicles; Vern D. Yu was appointed Chief Development Officer; Wanda M. Opheim was appointed Treasurer; Allen C. Capps was appointed Controller; and Patrick Hester was appointed Vice President, Law. As noted above, following the Effective Time, Mr. Yardley assumed the role of President.

Item 4. Purpose of Transaction

The information contained in Item 3 is incorporated into this Item 4 by reference.

The Reporting Persons hold Common Units, as reported herein for the purpose of investment and intend to review their investment in the Issuer on a continuing basis. In determining from time to time whether to dispose of Common Units reported as beneficially owned in this Schedule 13D (and in what amounts), to retain such securities, or to acquire additional Common Units (and in what amounts), the Reporting Persons will take into consideration such factors as they deem relevant, including the business and prospects of the Issuer, anticipated future developments concerning the Issuer, existing and anticipated market conditions from time to time, general economic conditions, regulatory matters and other opportunities available to the Reporting Persons. The Reporting Persons have no present plan or proposal with respect to any action that would relate to or result in the occurrence of any of the matters enumerated under Item 4 of Schedule 13D, but may consider or alter their plans or proposals in respect of any of such enumerated matters in the future and reserve the right to change their intention with respect to any or all of the matters required to be disclosed in this Item 4.

Item 5. Interest in Securities of the Issuer

(a) and (b)	Calculations of the percentage of Common Units beneficially owned are based upon the number of Common Units outstanding as of January 31, 2017, as disclosed in the Issuer’s Form 10-K filed with the Securities and Exchange Commission on February 24, 2017.

The aggregate number and percentage of Common Units beneficially owned by each Reporting Person and, for each Reporting Person, the number of Common Units as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Schedule 13D and are incorporated herein by reference.

As of the date hereof, 171,570,734 Common Units are directly owned by SE Transmission, 8,701,329 Common Units are directly owned by SESSH, and 56,520,825 Common Units are directly owned by SEP GP.

The sole member of SESSH is SE Transmission. The sole holder of limited partnership interests in SEP GP is SE Transmission and the sole holder of general partnership interests in SEP GP is SEP GP LLC. The sole member of SEP GP LLC is SE Transmission. The sole member of SE Transmission is SE Capital. The sole member of SE Capital is Spectra Energy. Spectra Energy is wholly owned by EUSI. EUSI is wholly owned by EUSHI. EUSHI is wholly owned by Enbridge.

The persons listed on Schedule 1 disclaim any beneficial ownership of the Common Units held by the Reporting Persons. None of the persons listed on Schedule 1 shares voting or dispositive power over any Common Units held by any of the Reporting Persons.

(c)	Not applicable.

(d)	Not applicable.

(e)	Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

The information contained in Item 3 is incorporated into this Item 6 by reference.

The Second Amended and Restated Agreement of Limited Partnership of Spectra Energy Partners, LP, dated as of October 30, 2015 (the “SEP LP Agreement”), provides that, subject to the terms of the SEP LP Agreement, SEP GP will conduct, direct and manage all activities of the Issuer and all management powers over the business and affairs of the Issuer shall be exclusively vested in SEP GP.

The Third Amended and Restated Agreement of Limited Partnership of Spectra Energy Partners (DE) GP, LP, dated as of January 4, 2017 (the “SEP GP LP Agreement”), provides that, subject to the terms of the SEP GP LP Agreement, all powers to control and manage the business and affairs of SEP GP are vested exclusively in SEP GP LLC.

Effective December 31, 2015, the Fifth Amended and Restated Limited Liability Company Agreement of Spectra Energy Partners GP, LLC (the “SEP GP LLC Agreement”) was adopted, executed and agreed to by SE Transmission, as the sole member of SEP GP LLC (the General Partner). SE Transmission assigned its interest in SEP GP LLC to Spectra Energy Southeast Pipeline Corporation (“SESPC”) on August 1, 2013, and, effective as of that date, SESPC was admitted as the sole member of SEP GP LLC. SESPC assigned its interest in SEP GP LLC to SE Transmission, effective as of December 31, 2015, and SE Transmission was admitted as the sole member of SEP GP LLC. As the sole member of SEP GP LLC, SE Transmission has the power to appoint and remove the members of the Board of Directors of SEP GP LLC, who, subject to the terms of the SEP GP LLC Agreement, are vested with exclusive management authority over the business and affairs of SEP GP LLC. Accordingly, the Board of Directors of SEP GP LLC holds the power to control and manage the business and affairs of SEP GP, which in turn holds all management power over the business and affairs of the Issuer. Such management power over the Issuer includes the authority to issue and purchase partnership interests, including Common Units, of the Issuer, and to take various other actions regarding the securities of the Issuer (pursuant and subject to the terms of the SEP GP LLC Agreement).

Accordingly, as SE Transmission is an indirect wholly owned subsidiary of Enbridge, Enbridge (and certain of its subsidiaries) may be deemed to control the issuance and purchase of partnership interests, including Common Units, of the Issuer, and have the ability to take various other actions regarding the securities of the Issuer.

Item 7. Material to Be Filed as Exhibits

(a)	Joint Filing Statement (filed herewith).

(b)	Agreement and Plan of Merger, among Spectra Energy Corp, Enbridge Inc. and Sand Merger Sub, Inc., dated as of September 5, 2016 (previously filed on Form 6-K by Enbridge Inc. on September 8, 2016).

(c)	Second Amended and Restated Agreement of Limited Partnership of Spectra Energy Partners, LP, dated as of October 30, 2015 (previously filed as Exhibit 3.5 on Form 10-K by Spectra Energy Partners, LP on February 25, 2016).

(d)	Fifth Amended and Restated Limited Liability Company Agreement of Spectra Energy Partners GP, LLC, effective as of December 31, 2015 (previously filed as Exhibit 3.6 on Form 10-K by Spectra Energy Partners, LP on February 25, 2016).

(e)	Third Amended and Restated Agreement of Limited Partnership of Spectra Energy Partners (DE) GP, LP, dated as of January 4, 2017 (previously filed as Exhibit 3.2 on Form 10-K by Spectra Energy Partners, LP on February 24, 2017).

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 9, 2017

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Colin Gruending
Name:	Colin Gruending
Title:	Vice President, Corporate Development & Investment Review

ENBRIDGE US HOLDINGS INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Corporate Secretary

ENBRIDGE (U.S.) INC.

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Corporate Secretary

SPECTRA ENERGY CORP

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

SPECTRA ENERGY CAPITAL, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Assistant Corporate Secretary

SPECTRA ENERGY TRANSMISSION, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Secretary

SPECTRA ENERGY SOUTHEAST SUPPLY HEADER, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Secretary

SPECTRA ENERGY PARTNERS (DE) GP, LP

By:	Spectra Energy Partners GP, LLC its general partner

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Assistant Corporate Secretary

SPECTRA ENERGY PARTNERS GP, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Assistant Corporate Secretary

Exhibit A

JOINT FILING STATEMENT

Each of the undersigned agrees that (i) the statement of Schedule 13D relating to the Common Units representing limited partner interests of Spectra Energy Partners, LP has been adopted and filed on behalf of each of them, (ii) all future amendments to such statement on Schedule 13D will, unless written notice to the contrary is delivered as described below, be jointly filed on behalf of each of them, (iii) the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, apply to each of them. This agreement may be terminated with respect to the obligations to jointly file future amendments to such statement on Schedule 13D as to any of the undersigned upon such person giving written notice thereof to each of the other persons signatory hereto, at the principal office thereof.

ENBRIDGE INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

By:	/s/ Colin Gruending
Name:	Colin Gruending
Title:	Vice President, Corporate Development & Investment Review

ENBRIDGE US HOLDINGS INC.

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Corporate Secretary

ENBRIDGE (U.S.) INC.

By:	/s/ Valorie J. Wanner
Name:	Valorie J. Wanner
Title:	Corporate Secretary

SPECTRA ENERGY CORP

By:	/s/ Tyler W. Robinson
Name:	Tyler W. Robinson
Title:	Vice President & Corporate Secretary

SPECTRA ENERGY CAPITAL, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Assistant Corporate Secretary

SPECTRA ENERGY TRANSMISSION, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Secretary

SPECTRA ENERGY SOUTHEAST SUPPLY HEADER, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Secretary

SPECTRA ENERGY PARTNERS (DE) GP, LP

By:	Spectra Energy Partners GP, LLC its general partner

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Assistant Corporate Secretary

SPECTRA ENERGY PARTNERS GP, LLC

By:	/s/ Annachiara Jones
Name:	Annachiara Jones
Title:	Assistant Corporate Secretary

Schedule 1

INFORMATION CONCERNING THE DIRECTORS, MANAGERS AND

EXECUTIVE OFFICERS OF THE REPORTING PERSONS

Set forth below are the name, citizenship and the present principal occupation and/or employment of each director, manager and executive officer of the Reporting Persons. The business address for each individual listed below is c/o Enbridge Inc. 200, 425–1st Street S.W., Calgary, Alberta, Canada T2P 3L8.

Name	Citizenship	Present Principal Occupation and Position	Number of Common Units Beneficially Owned
P. L. CARTER	U.S.	Director, Enbridge Inc.; Corporate Director	909
C. P. CAZALOT, JR.	U.S.	Director, Enbridge Inc.; Corporate Director	—
M. R. COUTU	Canada	Director, Enbridge Inc.; Corporate Director	—
G. L. EBEL	U.S.	Chairman of the Board of Directors of Enbridge Inc.	22,295
J. H. ENGLAND	Canada	Director, Enbridge Inc.; Chair & Chief Executive Officer, Stahlman-England Irrigation Inc. (Contracting Company), 2063 Trade Center Way, Naples, FL 34109	—
C. W. FISCHER	Canada	Director, Enbridge Inc.; Corporate Director	—
V. M. KEMPSTON DARKES	Canada	Director, Enbridge Inc.; Corporate Director	—
M. McSHANE	U.S.	Director, Enbridge Inc.; Corporate Director	—
A. MONACO	Canada	Director, Enbridge Inc.; President & Chief Executive Officer, Enbridge Inc.	—
R. B. ROBERTS	U.S.	Director, Enbridge Inc.; Corporate Director	—
M. E.J. PHELPS	Canada	Director, Enbridge Inc.; Corporate Director	—
D. C. TUTCHER	U.S.	Director, Enbridge Inc.; Principal, Center Coast Capital Advisors L.P. (Investment Advisory Firm), 1100 Louisiana Street, Suite 4550, Houston, TX 77002	—
C. L. WILLIAMS	Canada	Director, Enbridge Inc.; Corporate Director	—
C. L. HANSEN	Canada	Executive Vice President, Utilities & Power Operations, Enbridge Inc.	—
D. G. JARVIS	Canada	Executive Vice President & President, Liquids Pipelines, Enbridge Inc.	—
B. C. NEILES	Canada	Executive Vice President, Corporate Services, Enbridge Inc.	—
K. L. RADFORD	Canada	Executive Vice President & Chief Transformation Officer, Enbridge Inc.	—
R. R. ROONEY	Canada	Executive Vice President & Chief Legal Officer, Enbridge Inc.	—
J. K. WHELEN	Canada	Executive Vice President & Chief Financial Officer, Enbridge Inc.	—
V. D. YU	Canada	Executive Vice President & Chief Development Officer, Enbridge Inc.	—
W. T. YARDLEY	U.S.	Executive Vice President & President, Gas Transmission & Midstream, Enbridge Inc.	540
S.J. NEYLAND	U.S.	Director, Enbridge (U.S.) Inc.; Vice President, Finance, Enbridge (U.S.) Inc.	—
B. F. SHAMLA	U.S.	Director, Enbridge (U.S.) Inc.; Vice President, U.S. Operations, Enbridge Pipelines Inc.	—
C.G. HARPER	U.S.	President, Enbridge (U.S.) Inc.	10,451
N. S. KAISSI	U.S.	Controller, Enbridge (U.S.) Inc.	—
N. M. BROWNELL	U.S.	Director, Spectra Energy Partners, GP, LLC	25,276
M. G. MORRIS	U.S.	Director, Spectra Energy Partners, GP, LLC	—
L.B. SAYAVEDRA	U.S.	Director, Spectra Energy Partners, GP, LLC; Vice-President, Sponsored Vehicles, Enbridge Inc.	4,411
J. D. WOODWARD III	U.S.	Director, Spectra Energy Partners, GP, LLC	44,999
P.J. HESTER	U.S.	Vice President, Law, Spectra Energy Partners GP, LLC	—
W.M. OPHEIM	Canada	Treasurer, Spectra Energy Partners, GP, LLC; Senior Vice President, Treasury, Enbridge Inc.	—
J. A. DRAKE	U.S.	Manager, Spectra Energy Transmission, LLC	—